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                           December 29, 2023

       Jack Fusco
       Chief Executive Officer
       Cheniere Energy Partners, L.P.
       845 Texas Avenue, Suite 1250
       Houston, Texas 77002

                                                        Re: Cheniere Energy
Partners, L.P.
                                                            Registration
Statement on Form S-4
                                                            Filed December 21,
2023
                                                            File No. 333-276200

       Dear Jack Fusco:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios at 202-551-8770 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              George Vlahakos, Esq.